EXHIBIT 99.1

Galapagos announces planned retirement of CEO

Mechelen, Belgium; 30 August 2021, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces the planned retirement of CEO Onno van de Stolpe.

Onno van de Stolpe co-founded Galapagos in 1999 and built and led the company as CEO from its early R&D days through to the commercial launch of Jyseleca® (filgotinib) in Europe. Onno will retire and make way for a new CEO to lead the company going forward; he plans to stay on as CEO until a successor is appointed. The Supervisory Board has initiated an external search for his replacement.

“Over the last 20 years, Onno has built one of the most important biotechnology companies in Europe, guiding it from a new start-up to a public company that recently launched its first approved medicine. The Supervisory Board is deeply grateful to Onno for his years of dedication and leadership, and for creating an enduring organization,” said Dr. Raj Parekh, Chairman of the Supervisory Board of Galapagos.

“My time at the helm of Galapagos will come to an end. We have built a great company that bridges novel target discovery all the way to new medicines in the clinic and to the patient. Despite recent setbacks, we continue to progress a deep pipeline of novel target-based compounds, while the commercial roll-out of our first approved product is underway. With our strong balance sheet and long-term R&D collaboration with Gilead, I am confident that the company is well positioned to grow again from here,” said Onno van de Stolpe, CEO.

About Galapagos

Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Except for filgotinib’s approval for the treatment of rheumatoid arthritis by the European Commission, Great Britain’s Medicines and Healthcare products Regulatory Agency and Japanese Ministry of Health, Labour and Welfare, our drug candidates are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies.

Contact

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:

Carmen Vroonen
Global Head of Communications and Public Affairs
+32 473 82 48 74

Evelyn Fox
Director Executive Communications
+31 6 53 59 19 99
communications@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the inherent risks associated with clinical trial and product development activities, competitive developments, and regulatory approval requirements, including the risk that data from the ongoing and planned clinical research programs in rheumatoid arthritis, Crohn’s disease, ulcerative colitis, idiopathic pulmonary fibrosis, osteoarthritis, and other inflammatory indications may not support registration or further development due to safety, efficacy or other reasons, the timing or likelihood of regulatory authorities approval of marketing authorization for filgotinib for RA, UC or any other indication, such regulatory authorities requiring additional studies, changes in our management board and key personnel, our ability to effectively transfer knowledge during this period of transition, the search and recruitment of a suitable successor to lead our organization, the risk that Galapagos will be unable to successfully achieve the anticipated benefits from its leadership transition plan, the possibility that Galapagos will encounter challenges retaining or attracting talent, the risk that Galapagos will not be able to continue to execute on its business plan, Galapagos’ strategic R&D ambitions, including progress on our fibrosis portfolio, and potential changes of such ambitions, Galapagos’ reliance on collaborations with third parties, including the collaboration with Gilead for filgotinib, the uncertainty regarding estimates of the commercial potential of filgotinib, the timing of and the risks related to implementing the amendment of our arrangement with Gilead for the commercialization and development of Jyseleca (filgotinib), the uncertainties relating to the impact of the COVID-19 pandemic and our strategy, business plans and focus, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2020 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.